Exhibit 99.133

APHRIA CLOSES ACQUISITION OF ASSETS IN LATIN AMERICA AND THE CARRIBEAN

Company cements foothold in the region with operations in Colombia, Argentina and Jamaica

Leamington, Ontario — September 27, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that it has closed the acquisition of LATAM Holdings Inc. (“LATAM Holdings”) from Scythian Biosciences (CSE:SCYB; Frankfurt: 9SB; OTC — Nasdaq Intl: SCCYF). The Transaction was funded by the assumption of US$1 million of existing LATAM Holdings debt with the remaining consideration funded by the issuance of 15,678,310 common shares of Aphria. The closing was pursuant to the terms of the definitive share purchase agreement (the “Agreement”) previously announced by the Company on July 17, 2018.

As a result of the Transaction, the Company has solidified an important foothold in Latin America and the Caribbean by acquiring industry-leading cannabis-related companies in Colombia, Argentina and Jamaica as well as a right of first offer and refusal in respect of a majority interest in a Brazilian entity seeking a cannabis cultivation and sales license.

“Aphria continues to execute on its plans for strategic international expansion, including in Latin America and the Caribbean,” said Vic Neufeld, Chief Executive Officer of Aphria. “With a combined population of nearly 640 million, and with significant momentum from numerous countries introducing new or modernizing existing medical cannabis legislation, the region represents a significant opportunity for long-term growth. It also hosts some of the most favourable conditions for cultivating high-quality medical cannabis at substantial efficiencies — ideal for both regional supply and export opportunities. This acquisition firmly cements Aphria’s leadership in the region and on the global cannabis stage.”

As a result of the Agreement, the Company has acquired:

•                  A 90% ownership interest in Colcanna S.A.S. (“Colcanna”), the first company in the Coffee Zone of Colombia with cultivation and manufacturing licenses for the production of medicinal extracts of cannabis, a research license and a license for the production and extraction of cannabis, including cannabis oil, for domestic use and for export. It is in the advanced licensing stages for a THC license.

•                  ABP, S.A. (“ABP”), an established and successful pharmaceutical import and distribution company in Argentina which supported a number of University Hospitals to secure an import permit for cannabis oil. Aphria and ABP, in close partnership with the Argentinean government, will continue to advance opportunities for medical cannabis in the country, including the potential for in-country cultivation and pharmacy distribution of cannabis products.

•                  A 49% ownership interest in Marigold Projects Jamaica Limited (“Marigold”), which has received one of the only Tier 3 cultivation licenses in the country cultivate and conditional licenses to process, sell, provide therapeutic or spa services using cannabis products, and to operate herb houses to sell cannabis products for medical, scientific and therapeutic purposes, with a space for immediate consumption by consumers.

•                  A right of first offer and refusal in respect of a majority interest in a Brazilian entity, upon the receipt of a license, in the entity receiving the license.

LATAM Holdings’ highly experienced and influential leadership team will remain intact and join Aphria International to continue to advance the Company’s interests throughout the region.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.